-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 1 of 28 Pages
-------------------                                           ------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 6)(1)

                            PHOENIX TECHNOLOGIES LTD.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    719153108
                                 --------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 16, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 2 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,774,471
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,774,471
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,774,471
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 3 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PARCHE, LLC 20-0870632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     528,470
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            528,470
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      528,470
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 4 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADMIRAL ADVISORS, LLC 37-1484525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,302,941
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,302,941
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 5 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS CAPITAL GROUP, L.L.C. 13-3937658
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,302,941
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,302,941
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 6 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C4S & CO., L.L.C. 13-3946794
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,302,941
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,302,941
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 7 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PETER A. COHEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,302,941
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 8 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MORGAN B. STARK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,302,941
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 719153108                    13D                    Page 9 of 28 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,302,941
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 10 of 28 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS W. STRAUSS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,302,941
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,302,941
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 11 of 28 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JOHN MUTCH
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     200,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            200,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 12 of 28 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PHILIP MOYER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 13 of 28 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY C. SMITH
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 14 of 28 Pages
-------------------                                          -------------------

      The  following  constitutes  Amendment  No. 6  ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

      The final paragraph of Item 2(a) is hereby amended and restated as follows:

            As of January 12, 2007, the Reporting Persons were the beneficial owners of, in the aggregate, 3,502,941 Shares, representing approximately 13.7% of the Shares presently outstanding.

      Item 4 is hereby amended to add the following:

            On January 16, 2007, Admiral Advisors delivered a letter (the "Letter") to the Board of Directors of the Issuer submitting a revised offer to acquire all of the Shares of the Issuer it does not already own, for $5.25 per Share in cash (the "Offer"). The Letter, including the terms of the proposed Offer, is attached as an exhibit hereto and incorporated herein by reference.

            On January 16, 2007, Ramius Capital issued a press release (the "Press Release") relating to the Offer. The Press Release also announced that Starboard has filed preliminary proxy material with the Securities and Exchange Commission (the "SEC") seeking to elect an alternate slate of candidates to the Board of Directors of the Issuer. The Press Release, including certain information concerning the participants and the proxy materials, is attached as an exhibit hereto and incorporated herein by reference. Upon finalization of its proxy materials and the filing of definitive proxy material with the SEC, Ramius Capital intends to solicit proxies from the stockholders of the Issuer in order to elect John Mutch and Philip Moyer (the "Nominees") as Class II directors of the Issuer.

            On January 16, 2007, Starboard, in response to the Issuer's reduction of the size of the Issuer's Board of Directors from seven to six and the number of Class II directors from three to two, delivered a supplement to the Nomination Letter (the "Nomination Letter Supplement") withdrawing Jeffrey
C. Smith as a nominee for election as a Class II director at the 2007 Annual Meeting. The Nomination Letter Supplement further provided that Messrs. Mutch and Moyer are Starboard's two Nominees for election as Class II directors at the Annual Meeting. The Nomination Letter Supplement is attached as an exhibit hereto and incorporated herein by reference.

      Item 5 is hereby amended and restated as follows:

            The aggregate percentage of Shares reported owned by each person named herein is based upon 25,574,579 Shares outstanding as of January 10, 2007, which is the total number of Shares outstanding as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 12, 2007.

      Item 7 is hereby amended to include the following exhibits:

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 15 of 28 Pages
-------------------                                          -------------------

      11.   Letter from Admiral Advisors to the Issuer, dated January 16, 2007.

      12.   Press Release, dated January 16, 2007.

      13. Nomination Letter Supplement, from Starboard to the Issuer, dated January 16, 2007.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 16 of 28 Pages
-------------------                                          -------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

STARBOARD VALUE AND                     ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.            By: Ramius Capital Group, L.L.C., its
                                        managing member


PARCHE, LLC                             RAMIUS CAPITAL GROUP, L.L.C.
By: Admiral Advisors, LLC, its          By: C4S & Co., L.L.C.,
managing member                             as managing member

                                        C4S & CO., L.L.C.


                         By: /s/ Jeffrey M. Solomon
                             -----------------------
                             Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
-------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss


JEFFREY C. SMITH


/s/ Jeffrey C. Smith
-------------------------------
Individually and as attorney-in-fact
for John Mutch and Philip Moyer

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 17 of 28 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

      EXHIBIT                                                             PAGE

11.   Letter from Admiral  Advisors to the Issuer,  dated January       18 to 21
      16, 2007.

12.   Press Release, dated January 16, 2007.                            22 to 26

13.   Nomination  Letter Supplement from Starboard to the Issuer,       27 to 28
      dated January 16, 2007.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 18 of 28 Pages
-------------------                                          -------------------

ADMIRAL ADVISORS, LLC LETTERHEAD

January 16, 2007

Board of Directors
Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035

Dear Board Members,

      As you know, Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. (together, "Ramius"), remains seriously committed to purchasing the outstanding capital stock of Phoenix Technologies Ltd. ("Phoenix" or the "Company"). Therefore, we are resubmitting our revised offer to purchase for $5.25 per share, in cash, all of the outstanding shares of Phoenix that we do not already own. We have structured our offer to promptly bring value and liquidity to all of the Company's shareholders on the terms and conditions set forth below.

      While we respect Woody, his new team, and the hardworking employees of the Company, we believe Phoenix faces a difficult and risky operational turnaround. We believe that Phoenix should not attempt this turnaround as a public company. History has shown that this board of directors (the "Board"), when faced with the pressures of being a public company, has responded with poor business decisions that have had disastrous consequences for Phoenix and its stockholders. We believe our $5.25 all-cash offer for all of the outstanding shares is in the best interest of the Company's shareholders.

      In addition, we believe that Phoenix is too small to bear the costs and to handle the demands associated with operating as a public company. The market demands that public companies demonstrate revenue growth, and we believe that this expectation will pressure the Company to gain scale - potentially through acquisitions - and to drive top-line growth. Phoenix's Board has already shown its susceptibility to these pressures, as evidenced by its willingness to allow management to diversify into an enterprise software business, organically build the enterprise sales channel, and sell products on a fully paid-up license basis. These decisions temporarily increased revenue, but proved to be major mistakes ultimately damaging the core business and resulting in significant destruction of shareholder value.

      Executing a turnaround is difficult. Executing a turnaround in the public spotlight is even more challenging. In a public turnaround, management will disclose elements of its strategic plan, which, we believe will likely put the Company at a competitive disadvantage and possibly interfere with its effectiveness.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 19 of 28 Pages
-------------------                                          -------------------

      Ramius is the Company's largest shareholder. Given the Company's poor track record, we believe that this Board should not be trusted to evaluate acquisition opportunities, growth investments, and product expansions while overseeing a turnaround plan in the public spotlight.

      We are committed to our $5.25 all-cash offer and are ready, willing and able to immediately enter into negotiations for a definitive acquisition agreement. The shareholders deserve to receive a full and fair price for their shares now.

      Our $5.25 all-cash offer is full and fair and represents a premium of approximately 13.4% over the January 12, 2007 closing price of $4.63 per share, and a premium of approximately 31.3% over the June 22, 2006 closing price of $4.00, which was the closing price of the stock the day after the Company announced the shift in its Core System Software pricing strategy. Given the Board's refusal, to date, to negotiate with us in good faith, we have decided to disclose our offer publicly and to proceed with our plans to elect an alternate slate of board members at the Company's annual meeting of stockholders. While we believe it would be in everyone's best interest to expeditiously complete this transaction on a friendly basis, our candidates, subject to their fiduciary duties, are committed to facilitating the negotiation of a mutually beneficial transaction. We also reserve the right to make an offer directly to the Company's shareholders if this Board continues to ignore the best interests of its shareholders.

TRANSACTION TERMS

      Based upon our review of the materials made available, Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. proposes, through a merger with an appropriate newly formed acquisition entity (the "Purchaser"), to acquire the Company (the "Transaction") on the following terms:

1.    PURCHASE PRICE: $5.25 PER SHARE IN CASH.

2. CLOSING CONDITIONS: The Transaction is subject to the following limited conditions:

            (a) approval by the board of directors of the Company and stockholders pursuant to the requirements of applicable law;

            (b) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott Rodino, to the extent required);

            (c) completion of customary confirmatory business, accounting, financial, environmental and legal due diligence;

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 20 of 28 Pages
-------------------                                          -------------------

            (d) the waiver of any Company anti-takeover provisions including redemption of the Company's shareholder rights plan and waiver of Delaware General Corporate Law Section 203; and

            (e) the negotiation and execution of a mutually satisfactory definitive merger agreement and the receipt of disclosure schedules related thereto in a form reasonably acceptable to us.

3. FUNDING SOURCES: The Purchaser has sufficient committed capital to finance the Transaction. The Transaction is not subject to financing.

4. TIMING: The Purchaser is committed to allocating a sufficient amount of resources and is confident that it will be able to close the Transaction on an expedited basis. We require no external approvals.

5. CONDUCT OF BUSINESS: We expect that the Company will continue to operate in the ordinary course of business and consistent with past practices and that there will be no material adverse change to the Company's financial condition or results of operation.

6. DUE DILIGENCE: The proposed Transaction is subject to completion to our satisfaction of customary confirmatory business, accounting, financial, environmental, and legal due diligence. With the full cooperation of the Company and based upon information known to us, we would expect to complete this process in no more than four weeks, if not earlier. Our required due diligence will be limited to confirmation of information generally known to us on the assumption that there is no material and adverse information that the Company has not publicly disclosed.

7. NON-BINDING STATEMENT OF INTENT: This proposal is a statement of intention only. A legally binding obligation with respect to the proposed Transaction will arise only upon execution and delivery of definitive agreements (acceptable to the Company and us), and then only on the terms and conditions contained therein. We are committed to immediately negotiating and executing a definitive merger agreement.

8. MANAGEMENT: We are receptive to discussions with senior management about their future involvement in the business. We intend to speak with senior management regarding their participation in this Transaction, and would encourage and welcome their participation, although their participation is not a condition to closing the Transaction. We are committed to preserving the relationship of the Company with its employees.

      We look forward to working with you to successfully and expeditiously complete this transaction.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 21 of 28 Pages
-------------------                                          -------------------

                                                Very truly yours,


                                                /s/ Jeffrey C. Smith
                                                ----------------------------
                                                Jeffrey C. Smith
                                                Executive Managing Director

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 22 of 28 Pages
-------------------                                          -------------------

  RAMIUS CAPITAL SUBMITS REVISED OFFER TO ACQUIRE OUTSTANDING SHARES OF PHOENIX
                         TECHNOLOGIES FOR $5.25 IN CASH

FILES PRELIMINARY PROXY MATERIALS SEEKING TO ELECT ALTERNATE SLATE OF CANDIDATES
                          TO PHOENIX BOARD OF DIRECTORS

NEW YORK - JANUARY 16, 2007 - Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. (together, "Ramius") today announced that it has submitted a revised offer to acquire for $5.25, in cash, all of the outstanding shares of Phoenix Technologies Ltd. ("Phoenix" or the "Company") (NASDAQ: PTEC) that it does not already own.

In a letter delivered to Phoenix's Board of Directors and filed with the U.S. Securities and Exchange Commission ("SEC") in an amendment to its Schedule 13D, Ramius, Phoenix's largest shareholder, stated that it remains seriously committed to purchasing the outstanding capital stock of Phoenix and that Phoenix shareholders will benefit from an immediate all-cash transaction that offers an attractive premium.

Ramius  Executive  Managing  Director  Jeffrey C.  Smith,  stated in the letter:
"While we respect Woody, his new team, and the hardworking employees of the Company, we believe Phoenix faces a difficult and risky operational turnaround. We believe that Phoenix should not attempt this turnaround as a public company. History has shown that this board of directors (the "Board"), when faced with the pressures of being a public company, has responded with poor business decisions that have had disastrous consequences for Phoenix and its stockholders."

Smith continued, "Given the Company's poor track record, we believe that this Board should not be trusted to evaluate acquisition opportunities, growth investments, and product expansions while overseeing a turnaround plan in the public spotlight."

The non-binding offer is not subject to financing, but is subject to a number of other conditions including the completion of due diligence, and represents a 13.4% premium to Phoenix's closing share price on January 12, 2007.

In addition, Starboard Value and Opportunity Master Fund Ltd., an affiliate of Ramius, today filed preliminary proxy materials with the SEC seeking to elect an alternate slate of candidates to the Board of Directors of Phoenix. The nominees identified in Starboard's preliminary proxy materials look to replace the two current Class II directors whose terms will expire at the 2007 Annual Meeting of Shareholders, which has been scheduled for February 14, 2007. Ramius stated that the proposed nominees, John Mutch and Philip Moyer, subject to their fiduciary duties, are committed to facilitating the negotiation of a mutually beneficial transaction.

ABOUT RAMIUS CAPITAL GROUP, L.L.C.

Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.9 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 23 of 28 Pages
-------------------                                          -------------------

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value and Opportunity Master Fund Ltd., an affiliate of Ramius Capital Group, L.L.C. ("Ramius Capital"), together with the other participants named herein, has made a preliminary filing with the Securities and Exchange Commission ("SEC") of a proxy statement and an accompanying proxy card to be used to solicit votes for the election of its nominees at the 2007 annual meeting of stockholders of Phoenix Technologies Ltd., a Delaware corporation (the "Company").

RAMIUS CAPITAL ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE
PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT ITS TOLL-FREE
NUMBER: (877) 800-5185.

The participants in the proxy solicitation are Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company ("Starboard"), Parche, LLC, a Delaware limited liability company ("Parche"), Admiral Advisors, LLC, a Delaware limited liability company, Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, John Mutch, Philip Moyer and Jeffrey C. Smith (the "Participants").

Starboard beneficially owns 2,774,471 shares of Common Stock of the Company. Parche beneficially owns 528,470 shares of Common Stock of the Company. As the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed to beneficially own the 2,774,471 shares of Common Stock of the Company owned by Starboard and the 528,470 shares of Common Stock of the Company owned by Parche. As the sole member of Admiral Advisors, Ramius Capital may be deemed to beneficially own the 2,774,471 shares of Common Stock of the Company owned by Starboard and the 528,470 shares of Common Stock of the Company owned by Parche. As the managing member of Ramius Capital, C4S may be deemed to beneficially own the 2,774,471 shares of Common Stock of the Company owned by Starboard and the 528,470 shares of Common Stock of the Company owned by Parche.

As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed to beneficially own the 2,774,471 shares of Common Stock of the Company owned by Starboard and the 528,470 shares of Common Stock of the Company owned by Parche.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 24 of 28 Pages
-------------------                                          -------------------

Mr. Mutch beneficially owns 200,000 shares of Common Stock of the Company.
Mr. Moyer does not beneficially own any shares of Common Stock of the Company. Mr. Smith does not beneficially own any shares of Common Stock of the Company.

                                      # # #

CONTACT:

Media & Shareholders:
Sard Verbinnen & Co.
Dan Gagnier or Renee Soto, 212-687-8080

The full text of the letter follows:

January 16, 2007

Board of Directors
Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035

Dear Board Members,

As you know, Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. (together, "Ramius"), remains seriously committed to purchasing the outstanding capital stock of Phoenix Technologies Ltd. ("Phoenix" or the "Company"). Therefore, we are resubmitting our revised offer to purchase for $5.25 per share, in cash, all of the outstanding shares of Phoenix that we do not already own. We have structured our offer to promptly bring value and liquidity to all of the Company's shareholders on the terms and conditions set forth below.

While we respect Woody, his new team, and the hardworking employees of the Company, we believe Phoenix faces a difficult and risky operational turnaround. We believe that Phoenix should not attempt this turnaround as a public company. History has shown that this board of directors (the "Board"), when faced with the pressures of being a public company, has responded with poor business decisions that have had disastrous consequences for Phoenix and its stockholders. We believe our $5.25 all-cash offer for all of the outstanding shares is in the best interest of the Company's shareholders.

In addition, we believe that Phoenix is too small to bear the costs and to handle the demands associated with operating as a public company. The market demands that public companies demonstrate revenue growth, and we believe that this expectation will pressure the Company to gain scale - potentially through acquisitions - and to drive top-line growth. Phoenix's Board has already shown its susceptibility to these pressures, as evidenced by its willingness to allow management to diversify into an enterprise software business, organically build the enterprise sales channel, and sell products on a fully paid-up license basis. These decisions temporarily increased revenue, but proved to be major mistakes ultimately damaging the core business and resulting in significant destruction of shareholder value.

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 25 of 28 Pages
-------------------                                          -------------------

Executing a turnaround is difficult. Executing a turnaround in the public spotlight is even more challenging. In a public turnaround, management will disclose elements of its strategic plan, which, we believe will likely put the Company at a competitive disadvantage and possibly interfere with its effectiveness.

Ramius is the Company's largest shareholder. Given the Company's poor track record, we believe that this Board should not be trusted to evaluate acquisition opportunities, growth investments, and product expansions while overseeing a turnaround plan in the public spotlight.

We are committed to our $5.25 all-cash offer and are ready, willing and able to immediately enter into negotiations for a definitive acquisition agreement. The shareholders deserve to receive a full and fair price for their shares now.

Our $5.25 all-cash offer is full and fair and represents a premium of approximately 13.4% over the January 12, 2007 closing price of $4.63 per share, and a premium of approximately 31.3% over the June 22, 2006 closing price of $4.00, which was the closing price of the stock the day after the Company announced the shift in its Core System Software pricing strategy. Given the Board's refusal, to date, to negotiate with us in good faith, we have decided to disclose our offer publicly and to proceed with our plans to elect an alternate slate of board members at the Company's annual meeting of stockholders. While we believe it would be in everyone's best interest to expeditiously complete this transaction on a friendly basis, our candidates, subject to their fiduciary duties, are committed to facilitating the negotiation of a mutually beneficial transaction. We also reserve the right to make an offer directly to the Company's shareholders if this Board continues to ignore the best interests of its shareholders.

Transaction Terms

Based upon our review of the materials made available, Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. proposes, through a merger with an appropriate newly formed acquisition entity (the "Purchaser"), to acquire the Company (the "Transaction") on the following terms:

1.    PURCHASE PRICE: $5.25 PER SHARE IN CASH.

2. CLOSING CONDITIONS: The Transaction is subject to the following limited conditions:

            (a) approval by the board of directors of the Company and stockholders pursuant to the requirements of applicable law;

            (b) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott Rodino, to the extent required);

            (c) completion of customary confirmatory business, accounting, financial, environmental and legal due diligence;

            (d) the waiver of any Company anti-takeover provisions including redemption of the Company's shareholder rights plan and waiver of Delaware General Corporate Law Section 203; and

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 26 of 28 Pages
-------------------                                          -------------------

            (e) the negotiation and execution of a mutually satisfactory definitive merger agreement and the receipt of disclosure schedules related thereto in a form reasonably acceptable to us.

3. FUNDING SOURCES: The Purchaser has sufficient committed capital to finance the Transaction. The Transaction is not subject to financing.

4. TIMING: The Purchaser is committed to allocating a sufficient amount of resources and is confident that it will be able to close the Transaction on an expedited basis. We require no external approvals.

5. CONDUCT OF BUSINESS: We expect that the Company will continue to operate in the ordinary course of business and consistent with past practices and that there will be no material adverse change to the Company's financial condition or results of operation.

6. DUE DILIGENCE: The proposed Transaction is subject to completion to our satisfaction of customary confirmatory business, accounting, financial, environmental, and legal due diligence. With the full cooperation of the Company and based upon information known to us, we would expect to complete this process in no more than four weeks, if not earlier. Our required due diligence will be limited to confirmation of information generally known to us on the assumption that there is no material and adverse information that the Company has not publicly disclosed.

7. NON-BINDING STATEMENT OF INTENT: This proposal is a statement of intention only. A legally binding obligation with respect to the proposed Transaction will arise only upon execution and delivery of definitive agreements (acceptable to the Company and us), and then only on the terms and conditions contained therein. We are committed to immediately negotiating and executing a definitive merger agreement.

8. MANAGEMENt: We are receptive to discussions with senior management about their future involvement in the business. We intend to speak with senior management regarding their participation in this Transaction, and would encourage and welcome their participation, although their participation is not a condition to closing the Transaction. We are committed to preserving the relationship of the Company with its employees.

We look forward to working with you to successfully and expeditiously complete this transaction.


                                                  Very truly yours,


                                                  /s/ Jeffrey C. Smith
                                                  ------------------------------
                                                  Jeffrey C. Smith
                                                  Executive Managing Director

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 27 of 28 Pages
-------------------                                          -------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                        C/O RAMIUS CAPITAL GROUP, L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                                January 16, 2007

BY FACSIMILE, FEDERAL EXPRESS AND FIRST-CLASS MAIL

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, California 95035
Attn: Corporate Secretary

      Re: SUPPLEMENT TO NOTICE OF SHAREHOLDER NOMINATION FOR ELECTION OF DIRECTORS FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS OF PHOENIX TECHNOLOGIES LTD.

Dear Sir:

      This  letter  shall  serve  as a  supplement  to  our  letter  to  Phoenix
Technologies Ltd. ("PTEC" or the "Company"), dated December 27, 2006 (the "Nomination Letter"), and hereby incorporates herein by reference the defined terms set forth in the Nomination Letter. Except as specifically modified or supplemented by the information contained in this supplemental notice, all information set forth in the Nomination Letter remains applicable, including the Exhibits thereto.

      The Nomination Letter served to satisfy the advance notice requirements of
Article I, Section 11 of the Bylaws of PTEC as to the nomination by Starboard of three nominees for election to Class II of the PTEC Board at the 2007 Annual Meeting.

      As of the date we submitted the Nomination Letter, the Company had not publicly announced that the PTEC Board had earlier adopted a resolution on December 19, 2006 reducing the number of authorized directors of the Company from seven to six and the number of Class II Directors from three to two, effective immediately prior to the commencement of the 2007 Annual Meeting. This reduction in the size of the PTEC Board and in the number of Class II directors was not made publicly available until the filing of the Company's preliminary proxy materials on January 12, 2007. Having no knowledge that the size of the PTEC Board had been reduced, we submitted our Nomination Letter for the nomination and election of three nominees as Class II directors at the 2007 Annual Meeting. We hereby provide notice to the Company of the withdrawal of Jeffrey C. Smith as a nominee for election as a Class II director at the 2007 Annual Meeting. Therefore, John Mutch and Philip Moyer are Starboard's nominees for election as Class II directors at the 2007 Annual Meeting.

      Starboard continues to reserve the right to nominate additional nominees for election as directors at the 2007 Annual Meeting to the extent that there are in excess of two (2) vacancies on the PTEC Board to be filled by election at the 2007 Annual Meeting or PTEC increases the size of the PTEC Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase

-------------------                                          -------------------
CUSIP No. 719153108                    13D                   Page 28 of 28 Pages
-------------------                                          -------------------

the size of the current PTEC Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of PTEC's corporate machinery.

      Please address any correspondence to Starboard Value and Opportunity Master Fund Ltd., Attention: Jeffrey C. Smith, telephone (212) 845-7955, facsimile (212) 201-4802 and Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7995 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212) 451-2222). The giving of this notice is not an admission that any purported procedures for notice concerning the nomination of directors to the Board and submission of business proposals are legal, valid or binding, and Starboard reserves the right to challenge their validity.

                                             Very truly yours,

                                             STARBOARD VALUE AND OPPORTUNITY
                                             MASTER FUND LTD.


                                             By: /s/ Mark R. Mitchell
                                                 -------------------------------
                                                 Name:  Mark R. Mitchell
                                                 Title: Authorized Signatory